EXHIBIT 11- Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended September 30		Nine Months Ended September 30
	2001	2000	2001	2000

Average shares outstanding - Basic	2,707,733	2,721,413	2,707,733	2,745,843

Average shares outstanding - Diluted	2,707,733	2,721,413	2,707,733	2,745,843

Net income	545,130	448,550	1,577,195	1,334,964

Earnings per share: Basic	$0.20	$0.16	$0.58	$0.49

Earnings per share: Diluted	$0.20	$0.16	$0.58	$0.49